



PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

8 December, 2005

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Ladies and Gentlemen,



PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:



List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 8 December, 2005.

- Appendix 3B – Performance Options; 12 September 2005;
- Concise Annual Report 2005; 16 September, 2005;
- Concise Financial Report 2005; 16 September, 2005
- Notice of AGM; 16 September 2005;
- Appendix 3Y – Change in Director's Interest Notice x 2 – 16 September, 2005;
- Appendix 3Y – Change in Director's Interest Notice – 26 September, 2005;
- Appendix 3Y – Change in Director's Interest Notice – 26 September, 2005 ;
- Appendix 3Y – Change in Director's Interest Notice – 10 October, 2005 ;
- AGM Presentation – 25 October, 2005 ;
- Chairman & Managing Director's Addresses – 25 October, 2005 ;
- Poll Receipt – 25 October, 2005;
- Proxy Summary Report – 25 October, 2005;
- Substitute Notice regarding Results of AGM – 28 October, 2005;
- Press Release – PaperlinX Acquires Cascades Resources – 17 November, 2005;
- Presentation – PaperlinX Acquires Cascades Resources – 17 November, 2005;
- Press Release – Departure of CFO – 21 November, 2005;
- Press Release – PaperlinX Appoints New CFO – 21 November, 2005;

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 8,530 performance options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options having an exercise price of $2.77 (being the volume weighted average price of PaperlinX shares for June 2005) per 1 PaperlinX Ordinary share, exercisable after 3 years, subject to performance conditions being achieved.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to PaperlinX Employee Share/Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,172,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,757,830	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:12 September 2005
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

PaperlinX Limited ACN 005 146 350
Share Registry: Computershare
Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067 Australia
GPO Box 4768
Melbourne Victoria 3001 Australia
Tel: 61 3 9415 4000 Fax: 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000


SEC MAIL PROCESSING
RECEIVED
DEC 1 2 2005
WASH. D.C.
213
SECTION

Dear Shareholder

I have pleasure in inviting you to attend the Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney NSW on Tuesday 25 October, 2005 at 11.00am. Registration will commence at 10.00am.

If you are intending to attend the meeting, it would assist us in our planning if you would sign and return the notification of attendance form attached to the Notice of Annual General Meeting. Please also bring this letter with you to facilitate registration on the day.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 23 October, 2005.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

Shareholders are invited to submit questions to the Company for consideration which may be answered at the meeting. Questions may be submitted in writing or through the Contact Us form on the PaperlinX website www.paperlinx.com.

I look forward to your attendance at the meeting.

Yours sincerely

David Meiklejohn
Chairman

Encl:



PaperlinX Limited ACN 005 146 350

825061

The sixth Annual General Meeting of PaperlinX Limited ('the Company') will be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney, NSW on Tuesday, 25 October 2005 at 11.00am. Registration will commence at 10.00am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2005, together with the Auditor's Report to the shareholders of the Company.

(The Company's auditor will be present at the meeting to answer questions regarding the Auditor's Report.)

2. Election of Directors

To re-elect Directors in accordance with the Company's Constitution:

(a) Mr B J Jackson retires and, being eligible, offers himself for re-election.

(b) Mr D A Walsh retires and, being eligible, offers himself for re-election.

(c) Mr L J Yelland retires and, being eligible, offers himself for re-election.

(Details of these Directors and their qualifications are set out in the overleaf explanatory notes.)

3. Remuneration Report

To consider and, if thought fit, adopt the Remuneration Report for the year ended 30 June 2005, as required by section 250R of the Corporations Act.

(The Remuneration Report is contained in the PaperlinX Concise Annual Report 2005. The vote on the resolution is advisory only, and it does not bind the Directors or the Company.)

Attendance at the meeting and questions in advance

Shareholders are invited to submit questions to the Company for consideration which may be answered at the meeting. Questions may be submitted in writing or through the Contact Us Form on the PaperlinX website www.paperlinx.com

If you intend on attending the meeting, please complete the Notification of Attendance Form below and return it to the address specified. This will help in our planning at the venue. For security reasons, please note that parcels, bags (excluding handbags) and umbrellas will need to be checked in to the cloakroom at the meeting venue. We reserve the right to inspect parcels and bags that are brought to the meeting.

Voting and proxies

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 7.00pm on Sunday, 23rd October 2005 are taken to be held by the persons who are registered as holding them at that time. The entitlement of shareholders to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting.

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a shareholder. Where the Chairman is appointed proxy, he will vote in accordance with the shareholder's directions as specified on the Proxy Form or, in the absence of a direction, in favour of the resolutions contained in the Notice of Meeting.

Where a shareholder wishes to appoint two proxies, an additional Proxy Form may be obtained by contacting the PaperlinX Limited Share Registry. A shareholder appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50 per cent each. Fractions of votes are to be disregarded.

The Proxy Form must be received by the PaperlinX Share Registry at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 or by facsimile to (03) 9473 2500 in Australia or (+613) 9473 2500 if you are overseas, by 11.00am, Sunday, 23rd October 2005.

By order of the Board

Richard Hobson
Company Secretary
Melbourne
16th September 2005

Notification of Attendance at PaperlinX Limited Annual General Meeting

To: Company Secretary
PaperlinX Limited
307 Ferntree Gully Road,
Mt Waverley, Victoria 3149

I/We will be attending the Annual General Meeting of PaperlinX Limited to be held at the Four Seasons Hotel, 199 George Street, Sydney, NSW on Tuesday, 25 October 2005 at 11.00am.

(print name) *(print name)*

Share Registry
Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067 Australia
GPO Box 4768
Melbourne Victoria 3001 Australia
Tel: +61 3 9415 4000 Fax: +61 3 9473 2555
www.computershare.com

Explanatory Notes

Item 1 – Financial Statements and Reports

The Financial Statements of the Company and its controlled entities for the year ended 30 June 2005 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Concise Annual Report 2005. No vote will be taken on these.

Item 2 – Election of Directors

Up to one-third of the Directors of the Company are required to retire by rotation every year but are eligible to be re-elected. Accordingly, the following Directors submit themselves for re-election at this Annual General Meeting of the Company. Summary biographical data of each of the Directors who offer themselves for re-election is set out below:



B J (Barry) Jackson
BCom (Hons), MAICD
(Non-executive Director)
Age 60

Appointed a Director in February 2000. Over 30 years experience in manufacturing and industrial marketing in Australian and international markets. Currently a Director of Alesco Corporation Ltd (from November 2001), CSR Limited (from April 2003), Equity Trustees Limited (from September 2002) and St Vincent's Institute of Medical Research in Melbourne (from February 2002). A former Managing Director of Pacifica Group Limited.

- Chairman of the Remuneration & HR Committee
- Member of the Audit Committee
- Member of the Nomination & Governance Committee



D A (David) Walsh
LLB, MAICD
(Non-executive Director)
Age 65

Appointed a Director in July 2000. Experienced company director with a wide background in corporate and commercial law, including in relation to the paper industry. Currently Chairman of Templeton Global Growth Fund Ltd (from August 1998) and a Director of Macquarie Infrastructure Investment Management Limited (which is the responsible entity of Macquarie Infrastructure Trust) (from March 2004) and Heide Museum of Modern Art, (from May 1997). Previous roles include Director of Asia Pacific Specialty Chemicals Limited and a former partner in the law firm, Mallesons Stephen Jaques.

- Member of the Audit Committee
- Member of the Nomination & Governance Committee



L J (Lindsay) Yelland
BSc, FAICD, MACS
(Non-executive Director)
Age 59

Appointed a Director in February 2000. Extensive experience in the IT industry. Currently Chairman of Argus Solutions Limited (from March 2003) and Ideas International Limited (from November 2000). Previous roles include Chairman of Legion Interactive Pty Limited; a Group Managing Director of Telstra Corporation; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation.

- Member of the Remuneration & HR Committee
- Member of the Safety & Environment Committee

The Board, in each case in the absence of the relevant Director, recommends that shareholders vote in favour of the re-election of each of the foregoing Directors.

Item 3 – Remuneration Report

Following changes to the Corporations Act in 2004, the Directors' Report must now include, as a separate section, specific information regarding the Board's policy and practice in relation to the remuneration of Directors, secretaries and senior managers (Remuneration Report).

The Remuneration Report is contained in the PaperlinX Concise Annual Report 2005. The vote on the resolution is advisory only, and it does not bind the Directors or the Company.

Additional copies of the Remuneration Report will be available at the meeting.

The Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.



PaperlinX Limited
ABN 70 005 146 350

Proxy Form 125061

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



IND

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held in the Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney, NSW on Tuesday, 25 October 2005 at 11.00am.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business	For	Against	Abstain*
Re-election of Directors			
Item 2 a) Mr B J Jackson			
Item 2 b) Mr D A Walsh			
Item 2 c) Mr L J Yelland			

	For	Against	Abstain*
Item 3 Adopt the Remuneration Report for the year ended 30 June 2005			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

How to complete this Proxy Form

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited. Do not write your name or PaperlinX Limited in the space.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote, or abstain from voting, as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(b) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name **all** of the holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

For a member that is a company, or a company that has been appointed as a proxy, if a representative of the company is to attend the meeting, an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry or at **www.computershare.com.**

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please allow sufficient time for delivery if you are returning your proxy by mail.

Documents may be lodged using the reply paid envelope or:

IN PERSON Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
Registered Office - 307 Ferntree Gully Road, Mt Waverley VIC 3149

BY MAIL Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
Registered Office - 307 Ferntree Gully Road, Mt Waverley VIC 3149

BY FAX 61 3 9473 2555


PaperlinX

825061

From the Office of the Chairman

PaperlinX Limited
ACN 005 146 350

307 Ferntree Gully Road,
Mt Waverley
Victoria 3149 Australia

16 September, 2005

Dear Shareholder,

Enclosed is a statement we have received from the Australian Shareholders Association (ASA) pursuant to Section 249P of the Corporations Act.

We are disappointed that the ASA has asked us to distribute this statement as we believe that it is misleading. It is further disappointing that the ASA did not consult with the Company on this statement before circulating it to its members. We have written to and met with representatives of the ASA but they have chosen to disregard the information we provided to them.

As indicated in the Concise Annual Report and in my earlier letter to shareholders, the decline in the overall profitability of PaperlinX and consequently in the share price is attributable directly to the substantial fall in the earnings of Australian Paper. This decline in profit is related largely to the appreciation of the Australian dollar against the US dollar and to a fall in international selling prices which forced Australian Paper to reduce domestic selling prices even though costs continued to increase. Although we did anticipate some softening of the Australian dollar in the June quarter, this would have provided only partial relief to the PaperlinX Group as the fall in the profit we predicted for January/June 2005 resulted mainly from the lower than anticipated volume demand and selling prices in Europe and Australia and the continuing cost increases in Australia.

The pulp and paper industry has demonstrated a cyclical pattern in demand and profitability over a long period of time. The Board and management of PaperlinX recognise the vagaries of this industry and since the demerger in 2000 developed a strategy to grow our merchanting operations to ameliorate the potential volatility of the earnings of our paper manufacturing business. The success of this strategy has been demonstrated in the 2004/2005 financial year when the merchanting businesses contributed $186 million of earnings before interest and tax, while the Australian Paper earnings declined to $22 million. If the Board had not followed this merchanting strategy and simply maintained the portfolio of businesses at the demerger in 2000, PaperlinX today would have made virtually no profit, would have paid no dividend and the share price would most likely have been substantially below the current level.

The underlying financial base of PaperlinX is strong and we do have sound risk and financial management controls throughout the organisation. We have committed capital funds to improve the underlying cost base and profitability of Australian Paper and will continue to seek to grow our merchanting operations. I would reassure shareholders that the Board and management are committed to doing everything within our control to improve shareholder value for our investors.

It is unfortunate that the ASA continues to criticise individual Directors over other directorships as the ASA has no insight into the amount of time that individual Board members apply to the affairs of PaperlinX. All Directors commit significant amounts of time to deal with and understand the existing operations and future strategy of PaperlinX and no Director has been distracted from their duties by the activities of other companies.

I urge you to vote in favour of all resolutions and look forward to meeting shareholders at our Annual General Meeting on 25 October, 2005.

David Meiklejohn
Chairman

Australian Shareholders' Association Ltd

ABN 40 000 625 669

825061

Paperlinx Limited
Statement pursuant to Section 249P of the Corporations Act

By any measure Paperlinx shareholders have suffered poor performance this year. Paperlinx lost 38% of its market capitalisation in the year ended 30 June 2005 – an amount of $820 million. This dreadful performance compares with the S&P/ASX 200 Index which increased by 21% over the same period.

The company was the second worst performer in the top 150 listed companies in Australia as the market lost faith in the direction and management of the company.

Shareholders believed the directors when they provided an overly optimistic forecast in February/March based on first half results. Barely a month later they were shocked when profit was downgraded to 20% below 2003/2004 results. The simplistic rationale for the downgrade – blaming banking advisors for the miscalculation resulting in an exchange rate of US$0.70 to the Australian dollar being used in earlier forecasts – has not improved shareholder confidence.

Paperlinx is a company operating in global markets and forecasting exchange rates is a vital function in its operations. Clearly directors and management have not accepted responsibility for the company's inadequate risk and financial management controls.

The Australian Shareholders' Association (ASA) has raised these issues with the Chairman who responded by stating that the board is "reviewing a number of options to improve the profitability of our Australian paper operations and we will deal with these in due course." We maintain due course is too late.

The ASA has publicly criticised Mr Meiklejohn over a number of years for his excessive number of directorships. During this period of dismal operating and share price performance Mr Meiklejohn has also been involved in companies being taken over, a significant distraction from his Paperlinx duties. The ASA will again raise this issue at the 2005 Annual General Meeting.

Shareholders will have the opportunity at the AGM to show their displeasure at the loss in value of Paperlinx and the apparent poor financial controls in the company, and encourage board rejuvenation, by voting against long standing directors standing for re-election.

If you would like to nominate the ASA to act as your proxy for voting at the AGM please insert the name **"Australian Shareholders' Association"** on the proxy form and direct your vote for each resolution. If the proxy form requires an address please insert **PO Box 519, Chatswood, NSW 2057.**

For details on how the ASA will exercise any undirected proxies please visit our website www.asa.asn.au or telephone 1300 888 979.

Please do not send your proxy form to the ASA. After completion please lodge it in accordance with the instructions on the proxy form itself.

Level 7, North Tower, 1 – 5 Railway Street Chatswood NSW 2067. PO Box 519 Chatswood NSW 2057
Telephone: 1300 368 448, (02) 9411 1505 Fax (02) 9411 6663 Web: www.asa.asn.au Email: share@asa.asn.au

Rule 3.19A.2

Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry J Jackson
Date of last notice	7 September, 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September, 2005
No. of securities held prior to change	28,905
Class	Fully paid ordinary shares
Number acquired	2,787
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.04 per share average price
No. of securities held after change	31,692
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2





Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	18 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 September 2005
No. of securities held prior to change	19,304 - Direct 9,989 - Indirect 9,315
	Fully paid ordinary shares
Number acquired	2,512
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.04 per share
No. of securities held after change	21,816
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David E Meiklejohn
Date of last notice	9 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Purchased by Invia Custodian Pty Ltd. as nominee for David E Meiklejohn
Date of change	22 September 2005
No. of securities held prior to change	47,612
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.01 per share
No. of securities held after change	67,612
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	15 September, 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 October 2005
No. of securities held prior to change	21,816 - Direct 12,501 - Indirect 9,315
	Fully paid ordinary shares
Number acquired	2,479
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.07 per share
No. of securities held after change	24,295
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan.

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Address given by the Chairman of PaperlinX Limited, David E. Meiklejohn, at the Annual General Meeting in Sydney, Australia on 25 October, 2005

Introduction

Over recent months, in the Annual Report and separately, I have addressed a number of communications to shareholders to provide commentary and factual information on our earnings, our financial position and our strategic direction. These communications have been designed to keep shareholders informed on relevant issues and in some cases to clarify and rebut some misleading commentary on our Company.

My comments today will draw largely from the information we have provided previously and will be expanded and updated as appropriate.

Our results for 2005 demonstrate that it was another tough year for the PaperlinX Group overall. The decline in overall earnings is attributable essentially to a further reduction in the profit of our domestic paper manufacturing business, Australian Paper.

As indicated separately the pulp and paper industry globally has demonstrated a cyclical pattern in demand, pricing and profitability over many decades. Over the past two years the cycle in Australia has been negative - selling prices have fallen, supply offerings from overseas manufacturers have increased dramatically, demand in Australia has remained steady. This cyclical downturn in the paper industry occurred last in Australia in 1996/1998 at which time the profits of the then PaperlinX and Australian Paper also fell substantially.

For PaperlinX today the profit downturn in Australian Paper in 2004 / 2005 has been ameliorated partly by the growth in the earnings from our less cyclical paper distribution businesses.

In 2000 the Board recognised the vulnerability of PaperlinX to the negative impacts of the paper cycle and implemented a strategy to expand and grow our global paper merchanting operations. The success of this strategy has been demonstrated in

2005 when the merchanting businesses underpinned our total Group result and our dividend by contributing the majority of our operating earnings. As I have indicated to shareholders, if the Board had not followed this merchanting strategy and simply maintained the portfolio of businesses at the demerger in 2000, PaperlinX today would have made virtually no profit, would have paid no dividend and the share price would most likely have been substantially below the current level.

Within the context of these comments, today I plan to comment on:

- The results for the year ended 30 June, 2005;
- Our strategy going forward;
- Corporate Governance and the Sustainability Report;
- The results for the September quarter;
- The outlook for the immediate period ahead.

The 2005 year in review

As I indicated in the Annual Report, the 2005 financial year saw a continuation of the challenging economic conditions which have now adversely affected our domestic manufacturing and merchanting businesses for the past two years. Due to the strong relative appreciation of the Australian dollar against the US dollar, the selling prices of paper imported into Australia have reduced significantly and Australian Paper has been forced to reduce domestic selling prices to meet competition even though costs continue to increase.

As a consequence, the overall results for PaperlinX for 2005 were down on 2004. Profit after tax excluding the Australian Tax Consolidation benefit was $91.5 million compared with $108.5 million last year, a reduction of 16%. However, earnings before interest and tax of $184.9 million was only 3% behind the prior year.

Merchanting and Paper Trading increased operating earnings from some $148 million in 2004 to $186 million in 2005 (up 26%) while the profit from Australian Paper fell from $66 million last year to $22 million only in 2005 (down 66%).

In looking at the results of the two halves of the 2005 year, we see two different stories driven by different market trends. In July / December 2004 market activity in Europe particularly showed positive signs of recovery and we were optimistic that growth and improvement in volumes and selling prices would continue into the second half.

Unfortunately this did not eventuate as economic conditions in most European countries slowed, competition intensified and selling price increases did not eventuate. Volume trends versus prior year in the first half and the second half in the US and in Europe for coated woodfree paper demand showed a dramatic turnaround of 20 percentage points in the US and 5 percentage points in Europe and led to the pricing weakness in the second half that I mentioned.

We also considered that some softening of the Australian dollar against the US dollar was possible before 30 June which would have benefited Australian Paper's pricing and volume mix. Again this did not happen to the degree necessary to give any real profit benefit in the 2005 financial year. Accordingly, the overall results for the January/June 2005 half were disappointing and did not meet our expectations for the half or for the year.

On a more positive note management has made gains in a number of the areas which are under their control. Good results have been achieved in reducing costs and working capital, operating cash flow of $273 million for the year was sound and Group gearing of net debt to net debt plus equity was down to 33% at 30 June 2005. The return on funds employed from our global merchanting operations improved to a creditable 10.3% and above our cost of capital.

In light of our overall profitability we declared a final dividend for the year of 10 cents plus a 2 cent special dividend to recognise the one-off profit benefit to PaperlinX of the Australian Taxation Consolidation. Our dividend policy going forward will be to target a pay out ratio of around 70% of operating earnings after tax. From 2006 our earnings will be determined under the new International Accounting Standards which may introduce more volatility into our reported earnings.

Future Strategy

As we have indicated, the Board is confident that the Company is following the correct strategic path for both of our business streams and that we have a sustainable long term future as we move through the current low levels of the earnings cycle.

We will continue to grow volume, earnings and earnings per share in merchanting through disciplined management of our existing businesses and further expansion in markets where we can further realise consolidation benefits. Merchanting has been a strong growth engine for PaperlinX and our shareholders.

In manufacturing we will focus our resources to build on or secure our strategic competitive advantages for the future to sustain the value of our investments through the cycle and to provide increased shareholder value for our investors.

There is no positive action that we, as a corporation, can take that will impact relative exchange rates and we have very little impact on global paper selling prices and demand. Accordingly the Board and management are directing their focus on matters that we can influence and control.

For Australian Paper we have committed capital to improve our product quality, to reduce costs and to build on our existing competitive advantages. We have upgraded our Maryvale No.1 machine to improve the quality of our sack kraft product and are confident that this project will improve our profitability and returns in the short term. Recently we announced details of the Maryvale Pulp Mill and bleach plant upgrade which has been under review and planning for some time. This project will

provide substantial improvement in costs and quality and will also improve environmental performances. We are also focussed on narrowing our product portfolio to ensure that we direct our manufacturing capacity towards products that can provide an adequate return to our business through the total paper cycle.

In merchanting we will continue to seek opportunities to grow our global operations through either organic growth or by strategic acquisitions. PaperlinX is already the largest global fine paper merchant in the world, but we are only number one in a relatively small number of major markets and thus have substantial opportunity ahead of us. We will also continue to look for opportunities to reduce costs and will manage our working capital efficiently to maximise our overall cash flow.

The global paper industry is in a difficult stage around the world because of weak demand and excess capacity. In Australia the position is compounded by the relative strength of the Australian dollar versus the US dollar. Despite these factors, which are outside our control, PaperlinX is in the top quartile in returns within our industry worldwide. This reflects the strong performance of our management and our positive strategic direction in a difficult environment.

The Australian Shareholders Association has chosen to criticise the Board and management without apparently understanding the factors affecting either our businesses or the industry worldwide. While our relative performance in the Australian share market has not been as good as we would have liked recently, we are doing all that we can to improve our relative position, as well as keeping our shareholders informed on what has happened and what we are doing strategically to position ourselves for the future. Contrary to the views of the Shareholders Association, I consider that we have a committed and competent Board and management team, we have sound risk and financial management controls and we have a conservative but sound hedging policy to protect ourselves where possible against adverse currency movements.

Corporate Governance

As indicated in the Annual Report the Board supports and is committed to the principles of best practice in Corporate Governance. Further, we consider that our corporate governance practices comply substantially with the ASX Corporate Governance Council's best practice recommendations.

The Board meets regularly, both in Australia and overseas and we ensure that all Directors have a sound understanding and knowledge of the Company's operations and strategic direction and opportunities. Our sub-committees, which are comprised of Non-executive Directors only, meet regularly and ensure that all of the matters required by the individual Charters are considered and dealt with appropriately. We have a process of self evaluation of Board and committee performances and address any issues that may be identified by these assessments.

Later in the meeting we will consider the Company's Remuneration Report and I will comment on this report at that time. However I would like to comment at this time on

the one area that we do not currently comply strictly with the governance recommendations which is the Non-executive Directors retiring allowance.

As detailed in the Annual Report the Board will not extend the scheme to any new Directors but has presently retained the retirement scheme for existing Directors. I wish to confirm that the Board does intend to terminate the scheme for existing Directors and did consider giving effect to this termination this year. However, as is the case with other companies terminating their Non-executive Directors retirement schemes, implementation of this change will require an increase in the total fee pool to allow Directors fees to be increased to compensate for the loss of the retirement benefit. The Board did not consider that it was appropriate to seek shareholder approval this year for an increase in the total fee pool. However we do commit to terminating the retirement scheme in 2006 subject to shareholders approving the relevant increase in the fee cap at the 2006 Annual General Meeting.

This change would then completely align all of our governance practices with the good governance guidelines.

Sustainability

The Annual Report contains a detailed Sustainability Report which will be commented on further by the Managing Director in his presentation. We consider that this Report again demonstrates our commitment to delivering environmental and social benefits to all of our stakeholders as well as long term sustainable financial returns.

The Board is monitoring the progress and achievements in this area through the relevant Board committees, particularly the Safety and Environment and the Remuneration and Human Resources Committees. These committees and the Board are seeking and monitoring tangible measurable improvements in appropriate areas.

September quarter results and outlook

In announcing the results for 2005, we indicated that market conditions remained challenging as we entered the new financial year and had not improved from the soft market environment experienced in the June quarter.

These market conditions have continued to affect volumes and pricing and the Australian dollar has remained strong. As a result of the negative momentum in the marketplace, our earnings for the September quarter for PaperlinX overall have followed the same trend as the results for January / June 2005 and continue to be well behind the results for the corresponding period last year. However the controllables of working capital, costs and cash management are currently in line with our expectations.

At this point we do not see any improvement in market conditions generally through to the end of this calendar year. However the effect of major cost initiatives and the

Maryvale No. 1 upgrade will have a more visible positive effect on our earnings as the financial year progresses.

In looking ahead I would again note that there will need to be some improvement in our domestic economic environment for Australian Paper to fully deliver our targeted returns through the cycle. In short we need to see a reduction in the volume and pricing pressure of imported paper products and more viable profitable opportunities in export markets.

We recognise the importance of maintaining the profitability and return from our merchanting operations to offset the relatively low profitability of our paper manufacturing business and we will continue to seek to maximise the returns from merchanting through active cost and working capital control.

Conclusion

As our past year's results and my comments today have indicated, we are currently in the midst of a difficult economic period for the paper industry, both in Australia and globally. We believe that the Board and management are addressing the issues under our control which will give us sustainable cost benefits. For the longer term we consider that we are positioning our operations to benefit from any positive change in the paper cycle and I restate that we are committed to doing everything within our control to improve shareholder value for our investors.

I congratulate our management and employees on their commitment and initiatives taken over the past 12 months - it is disappointing that our results do not reflect the substantial efforts of our team. I would also thank my fellow Directors for their continued commitment and support and look forward to support from all of our stakeholders in the year ahead.

David Meiklejohn
Chairman

25 October, 2005



Address given by the Managing Director of PaperlinX Limited, Thomas P Park, at the Annual General Meeting in Sydney, Australia on 25 October, 2005

International Markets

As you have heard, the past year has been a difficult one for the global paper industry and for PaperlinX. Market demand weakened in the second half of the year as can be seen by the change in growth rates on coated woodfree papers for the first and second half of the year.

In Europe the turnaround in consumption growth was 5 percentage points, and in the US it was 20 percentage points; both resulting in substantial impacts on our businesses.

This weaker market led to reduced pricing in the marketplace, putting pressure on our profits, particularly as these trends firmly established in the last quarter of the financial year. These trends, as seen in European pricing of woodfree coated papers from 1998 to 2005, in combination with the ongoing pressure from a weaker US dollar on our Australian pricing, have continued into this new financial year. Only hindsight will determine if we are at a low point in the paper cycle, but certainly the industry is experiencing a depressed level of capacity utilisation and pricing, particularly in Europe and Australia. We do not see this situation improving through the end of this calendar year which means continued pressure on our first half results.

Strategic response

Our response to these market dynamics has been to pursue a strategy that balances geographic and business risk to optimise returns to our shareholders. We operate in both the merchanting and manufacturing sectors and have operations in 30 countries. As a result our returns have been in the top quartile among global paper companies despite the depressed environment. We are also addressing how we will improve our returns from currently depressed levels even if the market dynamics do not improve, though I should mention that recently there are industry analysts in Europe who do foresee improvements in 2006.

Core Operating Principles

To this end, over the past year and a half we have developed and utilised eight Core Operating Principles to provide alignment and guidance to our decision making at all levels within PaperlinX to strengthen our Company and lift shareholder returns.

I know that we have said a lot about the weak markets we operate in, and I also realise that there are areas where we can do better so I will use the Operating Principles to give structure to a summary of the actions we are taking to improve the performance of our Company.

These Operating Principles have focussed our energies and equally reduced the time and effort put into areas not consistent with our chosen direction. Management actions have resulted from the application of each principle that are making PaperlinX a more competitive global paper company.

The first principle: **Strengthen then build off existing business platforms** has led to a firm recommitment to investing in areas where we have competitive advantage, and reducing investment in areas where we do not.

Over the past two years we have held back capital expenditure to 72% of depreciation as we refocussed our capital programme on more strategic areas that will improve our products, service, or reduce costs to improve our competitiveness.

The $33 million investment in the Maryvale Mill No. 1 paper machine to provide semi-extensible sack kraft paper in the top quartile of global quality is on track, and in final stages of commissioning and early stages of customer trials. We expect benefits from this investment to become apparent towards the end of this half and into the next half, substantially addressing the profit reduction experienced on this line over the past two years due to inadequate product specifications and currency issues.

The $203 million upgrade to the Maryvale pulp mill and bleaching plant is another positive strategic project with investment costs spread over three years. The resulting cost of bleached pulp will be 40% less than the 80 thousand tonnes of bleached pulp we currently import. Overall, by leveraging our existing pulp mill assets and our local source of high quality fibre, we have created a project with strong returns, a positive improvement to our environmental footprint, improved workplace arrangements, and expected improvements to the quality of the communication papers we make at Maryvale.

A third major investment has been to improve the quality of our Australian made copy paper and then advertise the benefits to consumers. The Reflex brand was improved and despite a substantial price differential has seen a strong market share. In total, for the past three months of the recently completed financial year, our Australian manufactured share of the copy paper market grew 10 market share points versus the previous year, with imports to Australia losing share. Among our merchants, we have also strengthened our brands. Last year our branded products grew 10% in Europe, 20% in North America and 23% in Asia.

Finally, we have strengthened our existing merchanting platform following the Buhrmann acquisition two years ago. The integration is complete, we have exceeded

our synergy and earnings per share targets, and seen market share growth in the important UK market. Today we are in a position to consider further acquisitions in merchanting to build off our existing merchanting platform, most likely in countries where we already have a presence. We have added significant value to PaperlinX from our merchanting acquisitions and will maintain the same vigorous disciplines in the future.

The second principle is: **Productivity to provide funds to improve sustainability and growth**

We need to and we have generated the funds to invest in our future.

In Europe last year we reduced total expenses by 4% versus the prior year, or more including normal inflation. This reflected the benefits of synergies, cost reductions and business restructurings. As a result, despite European volumes being down by 2% and average pricing falling by 2%, we still managed to improve profit before interest and tax on a pro forma basis.

All businesses have contributed to freeing-up funds for investment. Our working capital to sales ratio has improved from 20% to around 16% in just two years. Every one of our merchanting regions, as well as Australian Paper, improved their ratio this year which contributed to a favourable $183 million reduction in working capital and the $273 million operating cash flow for the Group.

There are also substantial opportunities for PaperlinX to improve further. The investment in a common Information Technology system across Europe will facilitate consolidation of inventories and improve business processes. We are working with our suppliers to identify further shared opportunities and Australian Paper is evaluating the benefits of shifting production between manufacturing lines. We also continue to seek savings in our existing businesses, including the reversal of the $5 million efficiency loss on linerboard manufacturing we experienced last year during the installation of improved machine guarding for safety reasons.

We will never stop seeking productivity savings and reductions in working capital across the Group.

The next principle is: **Simplification**

To support our productivity initiatives we have been simplifying our businesses. In Australia and North America we reduced the number of stock keeping units we carry by 20% from last year. We are reducing the number of brands we carry and the number of suppliers who provide paper to our merchants. Our manufacturing business is reducing the number of specifications it produces, and across the Group we seek to simplify and standardise our processes to save time for our people.

The fourth principle is: **Actively prioritise activities based on value creation for our customers, our suppliers and for PaperlinX**

It is important that we concentrate on areas that add value and reduce time spent on things that don't. The discipline in measuring and practising Value Based Management has been learned from the previous Buhrmann companies and is now being rolled out in Australia. 250 leaders across our Company have been trained in the tools to improve the Economic Profit we create as a Group, in essence the returns we can create for our shareholders above our cost of capital.

It is these skills, applied widely across our Group that saw us actually improve our return on average funds employed in merchanting from 10.1% to 10.3% last year in a particularly difficult market environment, and to achieve a return for the total company in the top quartile of global paper companies, though still well below our targets through the cycle.

The next principle is to **Fully leverage our global opportunities**

This is an area where we have made a great deal of progress over the past year in establishing the right structures for the future, but is also an area where we have substantial future opportunity.

We are now working with our strategic suppliers to enhance our global alliances to a new level of partnership. There is more to be done in this area.

Best practice is being shared across the Group in logistics and warehouse management, leading to service improvements and cost benefit projects in Australia, the UK, and the Netherlands that are all underway.

Global processes such as debtor management or safety management have been effectively rolled out across the Group, resulting in our debtor days reducing by 5 days, and our lost time injury frequency rate reducing by 14%, coincidentally leading to a substantial reduction in insurance premiums.

We are increasing the transfer of our people between countries, evaluating our global branding opportunities as well as supporting our customers on a multi-regional basis.

The next principle is: **Invest in our people and their skills**

PaperlinX has substantially increased the investment in the training and development of our people at all levels of the organisation, including training in leadership skills and economic profit drivers for our top 250 leaders. This is a very conscious effort to improve skills as well as to create opportunities for sharing ideas across functions, between business units and across countries and regions.

Training programmes developed in one region such as "The Power of One", LeaderlinX or Value Based Management are being used across other regions to great effect.

The seventh principle is: **Compliance is a mandatory**

Over the past year we have invested heavily in compliance training around the world to ensure our people know what is right and wrong, and not to cross that line.

Our safety performance has further improved with a 26% reduction in medically treated injury frequency rate (MTIFR) and a 14% reduction in lost time injury frequency rate (LTIFR) and, with further improvements in the early part of this year. Of course none of these improvements compensates for the tragic death of Brett Carroll, a valued employee, during a routine maintenance procedure at the Maryvale Mill earlier in the year. In the well supported programme "Search for the Future", all employees at Maryvale are working together to raise our performance to a higher level.

Our environmental performance also continues to improve as reflected by our four time reuse of water at Maryvale, our 60% reduction in water use per tonne over the past 20 years, the halving of consumption of fossil fuels per tonne over the past 25 years, and our 80 thousand tonnes use of wastepaper each year to reduce Australia's landfill requirements. Going forward we will also target further beneficial impacts from the recently announced pulp mill investment. We expect a 15% reduction in fresh water used, to become Victoria's largest user of recycled water, to reduce greenhouse gases, and to have the fibre for our Maryvale communication papers 100% plantation sourced by 2017. There is a lot of positive momentum in our environmental story.

And finally, the last principle: **results oriented teamwork/success as a team**

These are fundamental beliefs at PaperlinX, they are core skills taught in our training programmes, and continue to provide us with the ideas and commitment to deliver the other seven operating principles I have covered previously.

With these Operating Principles in place and being actioned, it is appropriate to assess how PaperlinX is performing in a very difficult marketplace versus other global paper companies and versus our own aspirations.

Global performance

From this chart you can see that very few in the global paper industry are currently delivering acceptable returns, largely due to excess capacity and generally weak global demand. Several, including ourselves, are also impacted by the relatively weak US dollar. As paper is primarily traded in US dollars, this reduces prices in Europe and Australia.

But in this tough environment, among this group of global companies, you can see that PaperlinX is in the top quartile of returns. This result reflects our balanced merchanting/manufacturing strategy, the benefits of our competitive advantages for Australian Paper, and the positive contributions as our people take actions consistent with our operating principles. If we also look at performance over a five year period, the same picture emerges – top quartile performance.

It is interesting that the paper manufacturing assets of other companies are often valued by the market at higher levels than the market appears to be valuing the

Australian Paper assets because the overseas investors give more value to the expected earnings through the cycle. Several companies actually have minimal earnings and yet retain substantial future valuations. This observation may also explain why we continue to see increasing shareholders from overseas and value focussed investors.

But despite positive relative returns, we are far from satisfied with our returns versus our targets.

Australian Paper Returns

Our targeted return for Australian Paper is to achieve a 12% Return on Average Funds Employed through the economic cycle. In past years we have achieved a 16% return, but today the return is down at 2%. Over the past two years we have lost around $90 million of profit before interest and tax due to the impacts of currency, supply and demand on pricing, and another $40 million due to rising costs that were not able to be fully mitigated or recovered in pricing.

This chart summarises the benefits we expect to realise over the next three to four years from the activities I discussed earlier to restore returns to our 12% target through the cycle.

The benefit from the new accounting standards is as a result of reduced depreciation following the impairment charges identified in these results.

M1, the pulp mill and bleach plant upgrade, capacity balancing between machines and expected operational effectiveness from the new workplace agreements at Maryvale have all been discussed. We have projects underway to reduce costs and inventory in our supply chains while improving service to our customers.

The expected impact of these combined activities is to improve Australian Paper's returns to roughly equal to cost of capital but we will need some of the cyclical benefits from an improved supply/demand balance or a strengthened US dollar to be able to fully deliver the 12% target through the cycle.

Lifting our Australian Paper returns from our current position is expected to improve value for our shareholders and is a critical focus for our people.

Merchanting Returns

Our global merchanting business has grown substantially over the past five years with profit before interest and tax up $166 million over that period, or up $94 million in the last two years alone.

Our merchanting growth engine has delivered growth in volume, profit before interest and tax and estimated earnings per share. As addressed previously, there is no reason for this growth to stop as we have both internal and external opportunities in front of us. Seen in isolation, our merchanting business is a growth business and has achieved very positive earnings per share growth for PaperlinX.

Our return target for our merchanting businesses is a 15% return on average funds employed, which is also the target to be achieved for acquisitions by the end of year three.

Our base line return last year was a 10.3% return on average funds employed, which is already above our cost of capital and thus value enhancing for the Group.

The areas to drive improvement to the 15% target have mostly been discussed previously, and are all being addressed currently.

Our challenge is to retain a critical focus on our customers and our existing customer relationships, constantly identifying opportunities to improve the value of our offerings while working together across operating companies to realise the very real benefits from our global scale and capabilities. Our improved results last year led by strong market shares, reducing costs and working capital, and above target synergy benefits indicate that we are delivering on this challenge despite the currently depressed market.

Our people know that we have much to do to realise our targets and stay both ahead of our competition and to be increasingly important to our customers. As such there are several substantial new projects underway to reduce costs and working capital and improve the value we offer our customers. These projects are increasingly across operating companies and across regions and of a multi-year nature due to their size. They may involve one-off costs, but are expected to improve our competitiveness and provide good paybacks.

We continue to modify our business portfolio by restructuring or removing underperforming businesses, expanding off solid business platforms, and strengthening existing businesses with tighter focus, stronger brands and improving service to our customers.

Again, as with the chart for improving manufacturing returns, this chart does not assume a benefit from improved supply/demand balance or higher pricing. We have substantial leverage to the upside if either of these marketplace dynamics do occur as was seen by the 34% improvement in pro forma North American profit before interest and tax and the 65% profit before interest and tax lift in Asia last year where prices did improve.

Conclusions

So the conclusions are that PaperlinX has a clear direction and Core Operating Principles that provide guidance on how we intend to get there.

We are following these principles and have a list of actions taking place that are consistent with them and will add value to our businesses, even in the generally depressed global paper market we currently compete in. Though we don't see a near term lift in market conditions before the end of this calendar year, we do see a clear path to improving returns for both of our business streams over time.

If we did see improved pricing from an improved supply/demand balance, further consolidation among mills to support improved capacity utilisation or a stronger US dollar relative to the Euro or Australian dollar, then we would see upside to our model. These are largely the cyclical factors often referred to in our industry and unfortunately the momentum on most of them is currently negative with paper selling prices falling in Australia and much of Europe, pulp costs rising and the flow on effects of increasing oil prices.

With this platform and the activities underway to improve shareholder value, I look forward to working with the team at PaperlinX towards establishing a position where we are recognised as the leading international paper company by our customers, our suppliers, our employees and by our shareholders.

Thank you.

Thomas P Park
Managing Director
and Chief Executive Officer

25 October, 2005


PaperlinX


PaperlinX

Annual General Meeting

Chairman – David Meiklejohn

Order of Business

Introduction

Chairman's Address

Managing Director's Address

Discussion of the Accounts

Election of Directors

Consideration and vote on Remuneration Report

Refreshments

PaperlinX

Introduction

- 2005 a difficult year
  - domestic manufacturing further impacted
- Global pulp and paper industry cyclicality
  - negative in past two years
  - lower paper selling prices
- Growth in paper merchanting a successful strategy
  - contributing significant operating earnings
  - reduced overall Group earnings volatility

PaperlinX

Agenda

- Results for 2005
- Strategy
- Corporate governance and Sustainability Report
- September quarter
- Outlook

PaperlinX

2005 in Review

- Continued challenging economic conditions
- Impact of strong Australian dollar on domestic paper selling prices
  - significant impact on Australian Paper
- Profit after tax of $91.5 million (excluding ATC) for 2005, down 16%
- Earnings before interest and tax of $184.9 million, down 3%
- Merchanting operating earnings up 26% to $186 million
- Australian Paper operating earnings down 66% to $22 million

PaperlinX

2005 in Review

- Second half of 2005 did not meet initial expectations
  - solid first half momentum lost in second half
  - Europe slowed down
  - competition intensified
  - paper selling price increases did not occur
  - Australian dollar remained strong

- Good gains in areas under our control
  - reduced working capital
  - operating cash flow of $273 million
  - gearing at 33%
  - paper merchant returns of 10.3%

PaperlinX

Dividend

- Final dividend of 12 cents per share
  - 10 cents of ordinary dividend
  - 2 cents recognising benefits of ATC

- Payout ratio target of 70%

- 2006 earnings under International Accounting Standard
  - potentially greater volatility in reported earnings

PaperlinX

Strategy

- Grow volume, earnings, returns and earnings per share in merchanting
  - Disciplined management of existing businesses
  - Future expansion potential
  - Realise consolidation benefits
- Realise full value of manufacturing through the cycle
  - Focus resources to secure competitive advantages
  - Increased shareholder value

PaperlinX

Management Actions

- Upgrade of Maryvale 1
  - Improved quality
  - Improved returns
- Maryvale Pulp Mill Upgrade
  - Reduced costs and improved quality
  - Enhanced environmental performance
- Capacity Rebalancing
  - Focus on product returns

PaperlinX

Major Fine Paper Merchants



PaperlinX
xpedx
Unisource
Japan Pulp & Paper
Kokusai Pulp & Paper
Okura Pulp & Paper
Papyrus/Schneidersöhne
Okamoto
Antalis
San Mic Chiyoda
Mitsubishi Paper Sales
Igepa
MAP
Inapa
Gould
Lindenmeyr
Domtar/Ris
Paper Merchanting
Paper Trading
Industrial Packaging and JanSan
Presence in Asia
0
1,000
2,000
3,000
4,000
5,000
6,000
(000 tonnes)

Source: Industry research

PaperlinX

Relative Performance

- Difficult period for industry
  - weak demand
  - excess capacity
  - Australian situation exacerbated by currency
- PaperlinX top quartile industry performer globally
- ASA criticism lacking understanding
- Committed and competent Board and Management
- Sound risk and financial controls

PaperlinX

Corporate Governance

- Compliance with ASX Corporate Governance Council's best practice recommendations
- Strong Board involvement
  - sound understanding and knowledge
- Specialised Board sub-committees
- Non-executive Directors retiring allowance
  - terminating in 2006 subject to approval of fee cap change

PaperlinX

Sustainability

- Detailed report in Annual Report
- Commitment to delivering environmental and social benefits
- Performance monitored through Board committees
  - Safety and Environment Committee
  - Remuneration and Human Resources Committee

PaperlinX

September Quarter

- Difficult conditions in June quarter have continued
- September quarter below prior corresponding period
- Working capital and cash management in line with our expectations
- No improvements seen in market conditions in the calendar year
- Benefits expected from Maryvale number 1 upgrade
- Australian Paper will benefit from any improvement in
  - domestic economic environment
  - reduced imports, increased pricing
- Merchanting returns to be maximised

PaperlinX

Conclusion

- Difficult economic period
- Focus on areas under our control provides short term benefits
- Well positioned for improvements in cycle
- Current situation does not value in significant work being done and the upside potential

PaperlinX



Annual General Meeting

Managing Director – Tom Park

Coated Woodfree Paper Demand – Apparent Consumption

	Period change versus prior year		
	1st half	2nd half	Turnaround
US	+ 15.8%	- 4.6%	- 20.4 pts
Europe	+ 4.8%	- 0.2%	- 5.0 pts

Source: Risi, Cepifine, PaperlinX estimates
US – apparent consumption
Europe – deliveries to W Europe

- Weaker second half consumption in both US and Europe
- PaperlinX volumes were at or ahead of both the US and European market growth (excluding restructuring)

PaperlinX

European Pricing at Historical Lows


European Market Pricing - Coated Woodfree
80gsm Reels - Germany
950
900
850
800
750
700
650
Euro/Tn
Source: PPI This Week
1998
2000
2002
2004
PaperlinX

Strategic Response

- Balanced business and geographical mix
- Operations in 30 countries
- Top quartile returns among global paper companies

PaperlinX

Core Operating Principles

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team

PaperlinX

Core Operating Principle: *Strengthen then build off existing business platforms*

- $33 million semi-extensible sack kraft upgrade
- $203 million Maryvale pulp mill and bleach plant upgrade
- Improved copy paper quality and advertising
- Growth of core brands
- Merchanting acquisitions add value

PaperlinX

Core Operating Principle: *Productivity to provide funds to improve sustainability and growth*

- European expenses reduced 4%
- Working capital/sales ratio improving
- Working capital reduced $183 million
- $273 million operating cash flow
- Substantial further opportunities to improve

PaperlinX

Core Operating Principle: *Simplification*

- Reduced stock keeping units by 20% in North America and Australia
- Fewer/bigger brands being promoted
- Reduced number of suppliers
- Reduced manufacturing specifications

PaperlinX

Core Operating Principle: ***Actively prioritise activities based on value creation for customers, suppliers and for PaperlinX***

- Value based management
- Economic profit roll-out
- Merchanting ROAFE improved from 10.1% to 10.3%

PaperlinX

Core Operating Principle: ***Fully leverage our global opportunities***

- Global supplier alliances
- Sharing best practice in logistics
- Global processes (debtor management, safety, brand portfolios)
- People transfer

PaperlinX

Core Operating Principle: *Invest in our people and their skills*

- Leadership development training
- "Power of One" and "LeaderlinX"
- Economic profit/value based management

PaperlinX

Core Operating Principle: *Compliance is mandatory*

- Compliance training
- Improved safety performance
- Environmental footprint improved:
  - Improved efficiencies
    - Water recycling
    - Reduced fossil fuel
    - Recycled waste paper
  - Substantial future benefits from pulp mill/bleach plant upgrade

PaperlinX

Core Operating Principle: *Results oriented teamwork/success as a team*

- Core belief at PaperlinX

- Provide ideas and commitment to deliver

PaperlinX

Top Quartile Performance Versus Global Peer Companies - 2005



International Paper
PaperlinX
Carter Holt Harvey
Sappi
UPM
Norske Skog
Stora Enso
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
2005 ROAFE (%)

Note: Estimated from company annual reports and interim reports

PaperlinX


Top Quartile Performance Versus Global Peer Companies – 5 Year
PaperlinX
Sappi
UPM
International Paper
Stora Enso
Norske Skog
Carter Holt Harvey
M-Real
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
5 Year Average Annual ROAFE (%)
Note: Estimated from company annual reports and interim reports
PaperlinX


Australian Paper Return on Funds Employed
%
18
16
14
12
10
8
6
4
2
0
Target Level
2000
2001
2002
2003
2004
2005
PaperlinX


Actions to achieve 12% ROAFE for Australian Paper
ROAFE
70c Dollar
Average through the cycle
12%
Operational
• Continuous improvement
• Capacity balancing
• Targeted Capex
• Supply chain
Pulp mill upgrade
M1 upgrade
Unquantified:
• Benefits of further major capital projects
• Increased pricing from improved supply/demand cycle
Existing earnings base
PaperlinX


Merchanting Returns
PBIT
200
150
100
50
0
Jun '00
Jun '01
Jun '02
Jun '03
Jun '04
Jun '05
Return on Average Funds Employed
12 months June '04
10.1%
12 months June '05
10.3%
PaperlinX


Merchanting Growth
EPS 24.3¢
EPS 4.5 ¢
16 Nov 2000: Spicers Paper
16 May 2001: Coast Paper
2 Apr 2002: L.P. Turgeon
26 Jun 2002: Bunzl Fine Paper
18 Jun 2003: Buhrmann Paper Merchanting
Profit before interest and tax (A$m)
Sales volumes (kt)
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
Merchanting profit before interest and tax (A$m) (LHS)
Merchanting sales volumes (kt) (RHS)
PaperlinX


Actions to achieve 15% ROAFE for Merchanting
ROAFE
Working capital reductions
15%
Expansions Packaging/display Bolt-ons
Operational
• Brand growth
• SKU reduction
• Improved service
• Reduced back office
• Restructurings
IT/Logistics
Supplier Alliances
Unquantified:
• Increased pricing from improved supply/demand
• Major acquisition impacts
Existing earnings base
PaperlinX

Conclusions

- Clear direction and operating principles
- Paths defined to improve returns
- No near term lift in market conditions
- Upside leverage if conditions improve

PaperlinX

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

PaperlinX

PaperlinX

825061

25 October 2005

The Chairman
PaperlinX Limited
307 Ferntree Gully Road
Mount Waverley Victoria 3149

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the Annual General Meeting of the Members of PaperlinX Limited held at Grand Ballroom at the Four Seasons Hotel, 199 George Street, Sydney, NSW

Motion

2(a) Re-election of Directors - Mr B J Jackson

	Number	%
Votes cast 'FOR' the motion	172,096,746	88.60%
Votes cast 'AGAINST' the motion	22,148,343	11.40%
TOTAL VOTES CAST	194,245,089	100.00%
Votes "Abstained"	580,280	

The resolution was carried as an ordinary resolution

2(b) Re-election of Directors - Mr D A Walsh

	Number	%
Votes cast 'FOR' the motion	174,363,259	89.79%
Votes cast 'AGAINST' the motion	19,854,916	10.21%
TOTAL VOTES CAST	194,218,175	100.00%
Votes "Abstained"	607,194	

The resolution was carried as an ordinary resolution

2(c) Re-election of Directors - Mr L J Yelland

	Number	%
Votes cast 'FOR' the motion	174,966,754	90.10%
Votes cast 'AGAINST' the motion	19,234,038	9.90%
TOTAL VOTES CAST	194,200,792	100.00%
Votes "Abstained"	624,577	

The resolution was carried as an ordinary resolution

0 2 5 0 6 1

3 Adopt the Remunertion Report for the year ended 30 June 2005

	Number	%
Votes cast 'FOR' the motion	175,977,624	94.97%
Votes cast 'AGAINST' the motion	9,313,615	5.03%
TOTAL VOTES CAST	185,291,239	100.00%
Votes "Abstained"	9,532,792	

The resolution was carried as an ordinary resolution

Mr Kenneth Dyer
Returning Officer
Computershare Investor Services Pty Limited

Mr Ron Douglas
Scrutineer
KPMG

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

825061

25 October 2005

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
PaperlinX Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Richard Hobson
Company Secretary

2(a) Re-election of Directors - Mr B J Jackson

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
165,166,642	13,097,357	580,280	15,147,808

The motion was carried on a show of hands as an ordinary resolution.

2(b) Re-election of Directors - Mr D A Walsh

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
167,487,620	10,783,889	607,194	15,113,384

The motion was carried on a show of hands as an ordinary resolution.

2(c) Re-election of Directors - Mr L J Yelland

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
168,041,061	10,154,788	624,577	15,171,661

The motion was carried on a show of hands as an ordinary resolution.

In Favour	Against	Abstention
168,041,061	10,157,888	624,577

3 Adopt the Remunertion Report for the year ended 30 June 2005

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
159,266,397	9,191,479	9,532,792	16,000,081

The motion was <carried/not carried> on a show of hands as an ordinary resolution.
OR
The motion was <carried/not carried> as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
159,266,397	9,191,479	9,532,792

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

28th October, 2005

825061

Manager Companies,
Company Announcements Office,
Australian Stock Exchange Limited,
Level 4, Stock Exchange Centre,
20 Bridge Street,
Sydney NSW 2000

Dear Sir,

Results of Annual General Meeting
PaperlinX Limited

Further to our letter of 25 October 2005, I attach a substitute summary of the proxies received in respect of each resolution and the results of the resolutions, each of which were decided on a poll, without going to a show of hands.

Yours faithfully,

Richard Hobson
Company Secretary

825061

2(a) Re-election of Directors - Mr B J Jackson

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
165,166,642	13,097,357	580,280	15,147,808

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
172,096,746	22,148,343	580,280

2(b) Re-election of Directors - Mr D A Walsh

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
167,487,620	10,783,889	607,194	15,113,384

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
174,363,259	19,854,916	607,194

2(c) Re-election of Directors - Mr L J Yelland

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
168,041,061	10,154,788	624,577	15,171,661

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
174,966,754	19,234,038	624,577

3 Adopt the Remuneration Report for the year ended 30 June 2005

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
159,266,397	9,191,479	9,532,792	16,000,081

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
175,977,624	9,313,615	9,532,792



PRESS RELEASE

17 November, 2005

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PAPERLINX TO ACQUIRE CANADIAN PAPER MERCHANT

PaperlinX today announced that it has agreed to acquire Cascades Resources, the Canadian paper merchanting business of Cascades Inc at a cost of approximately C$85 million (A$97 million) including transaction costs. This acquisition, expected to be completed in the next few months, is subject to regulatory approvals and other customary closing conditions.

The acquisition:

- More than doubles the size of PaperlinX's Canadian paper merchanting operations and establishes PaperlinX as Canada's leading supplier of fine paper and graphics arts supplies and equipment,
- Is expected to be earnings per share accretive in the first full year,
- Is expected to at least meet the company's 15% return on funds employed target for merchanting by the end of year three,
- Creates significant synergy opportunities,
- Further leverages the global paper merchanting platform established by PaperlinX over the past five years,
- Meets all PaperlinX's acquisition criteria.

Since listing in 2000, PaperlinX has followed a strategy of building a global paper merchanting platform. This acquisition is a logical continuation of this successful growth strategy.

Commenting on today's announcement, Managing Director of PaperlinX, Mr Tom Park, "Cascades Resources is an excellent fit for PaperlinX. It builds on our existing Canadian paper merchanting business made up of Coast Paper (acquired in April 2002) and Papier Turgeon (acquired in April 2003), providing the opportunity for significant operating synergies over time, beyond those included in our target return expectations."

"The acquisition brings the Cascades Resources business into PaperlinX's global paper merchanting business, enhancing opportunities for employees, suppliers and customers," added Mr Park.

Cascades Resources is a strong and profitable fine paper merchant with around 490 people in 15 locations across Canada. Its' model is similar to PaperlinX's, being primarily a stockist merchant, meaning that it provides customers, mostly general printers, with a wide range of paper products including graphic arts supplies and equipment and industrial packaging to meet their every need from stock. The business has sales revenue of approximately C$420 million (210,000 tonnes of paper).

The acquisition will be funded from existing cash and debt facilities.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

Web Cast of Management Presentation

A presentation on this acquisition will be web cast live commencing at 2.30pm AEDT on Thursday 17 November 2005. The presentation will also be available on archive shortly after their conclusions. Both the live web cast and archives will be available on www.paperlinx.com.



Acquisition of Cascades Resources

17 November 2005

Forward Looking Statements

Certain statements in this document relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements.

Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Announcement

PaperlinX, the largest and only global fine paper merchant, announces it has agreed to acquire Canadian fine paper merchant Cascades Resources for approximately C$85 million (A$97 million), more than doubling its position in the Canadian market.

The transaction remains subject to:

- Regulatory approvals
- Customary closing conditions
- Completion

PaperlinX

Agenda

- **PaperlinX Strategic Direction**
- Transaction Overview
- Cascades Resources
- Acquisition Financing
- Conclusion

PaperlinX

PaperlinX Strategic Direction

- Grow volume, earnings, returns and earnings per share in merchanting
  - Strong management of existing businesses
  - Future expansion potential
  - Realise consolidation benefits
- Realise full value of manufacturing through the cycle
  - Focus resources to secure competitive advantages
  - Increased shareholder value

PaperlinX

PaperlinX Strategic Direction

- PaperlinX has transformed itself over the past five years
  - Now the world's leading paper merchant
  - Strong earnings contribution from merchanting growth
  - Provides balance to more volatile Australian Paper manufacturing earnings
- Opportunities for further returns growth
  - Building on existing merchanting base
  - Continued success in reducing working capital and cost management

PaperlinX


Merchanting Growth
EPS 24.3¢
EPS 4.5 ¢
16 Nov 2000: Spicers Paper
16 May 2001: Coast Paper
2 Apr 2002: L.P. Turgeon
26 Jun 2002: Bunzl Fine Paper
18 Jun 2003: Buhrmann Paper Merchanting
Profit before interest and tax (A$m)
Sales volumes (kt)
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
Merchanting profit before interest and tax (A$m) (LHS)
Merchanting sales volumes (kt) (RHS)
PaperlinX


Leading Global Fine Paper Merchant
PaperlinX
xpedx
Unisource
Japan Pulp & Paper
Kokusai Pulp & Paper
Okura Pulp & Paper
Papyrus/Schneidersöhne
Okamoto
Antalis
San Mic Chiyoda
Mitsubishi Paper Sales
Igepa
MAP
Inapa
Gould
Lindenmeyr
Domtar/Ris
Paper Merchanting & Trading
Industrial Packaging and JanSan
Presence in Asia
0
1,000
2,000
3,000
4,000
5,000
6,000
(000 tonnes)
Source: Industry research
PaperlinX

Agenda

- PaperlinX Strategic Direction
- **Transaction Overview**
- Cascades Resources
- Acquisition Financing
- Conclusion

PaperlinX

Transaction Overview

- Acquisition of assets of Cascades Resources for a cost of approximately C$85 million (A$97 million)
- Funded from existing debt facilities and cash
- More than doubles PaperlinX's Canadian position
- Acquisition multiple of 6.8 times average of last three years EBITA
- Contributes positively to earnings from completion
- Creates further opportunities for shareholders, employees, customers and suppliers

PaperlinX

Cascades Resources

- National fine paper merchant
  - Solid position in the East
- Approx C$420m annual sales revenue (220,000 tons)
- 75% Stock / 25% Indent
- 490 people in 15 locations across Canada
- Strong and profitable fine paper merchanting business
- Solid and growing Graphics business
- 5 year supply agreement with Cascades Fine Papers

PaperlinX

Strategic Rationale

- Consistent with Core Operating Principle:
  "Strengthen then build off existing platform"
- PaperlinX becomes the leading distributor to the fine paper and graphics arts industry in Canada
- Complementary to existing business:
  leverages Cascades and Coast's strengths across Canada
- Significant synergy opportunities
- Further leverages global platform
- Meets all PaperlinX acquisition criteria

PaperlinX

PaperlinX's Acquisition Criteria

Cascades Resources meets all the key criteria

- ✓ Low risk and profitable
- ✓ Good management
- ✓ Stockist merchant of high quality fine paper
- ✓ Key supplier relationships
- ✓ Wide spread of customers
- ✓ Satisfactory logistics and information systems
- ✓ Earnings per share positive in year 1
- ✓ Target return criteria of 15% return on average funds employed (ROAFE) by end of year 3

PaperlinX

Agenda

- PaperlinX Strategic Direction
- Transaction Overview
- **Cascades Resources**
- Acquisition Financing
- Conclusion

PaperlinX


Cascades Resources Business Locations
Edmonton
Calgary
Burnaby
Winnipeg
Sudbury
Ottawa
Montreal
Quebec City
Mount Pearl
Dartmouth
Belleville
Scarborough
Kitchener
Mississauga
Paper
Converting
PaperlinX


Combined Canadian Business Locations
Edmonton
Calgary
Saskatoon
Regina
Burnaby
Vancouver
Winnipeg
Sudbury
Ottawa
Montreal
Quebec City
Mount Pearl
Dartmouth
Belleville
Scarborough
Kitchener
Mississauga (2)
(1) Cascades Resources: Paper
Converting
(2) Coast Paper:
PaperlinX

Key Statistics

$CAD		Cascades Resources	Coast Paper
Sales Volume	'000 st	220	135
Sales Value	$m	420	250
People	#	490	360
Locations	#	15	9
Sales – Stock	%	75	72
Sales - Indirect	%	25	28

PaperlinX

Segment and Product Split


Products
3%
2%
12%
83%
•Fine Paper •Graphics •Industrial •Equipment
Fine Paper By Type
10%
33%
18%
4%
35%
•Coated •Specialty •Web •Bond & Copy •Uncoated
PaperlinX

Synergy Opportunities

- Synergies expected to come from
  - Warehousing, logistics, distribution
  - Inventory holdings, working capital
  - Back office
- Same IT platform as existing business
- Anticipated synergies for financial justification
  - Year 1: 0 (costs = benefits)
  - Year 3: <0.5% of sales
- Significant additional synergy opportunities over time

PaperlinX

Agenda

- PaperlinX Strategic Direction
- Transaction Overview
- Cascades Resources
- **Acquisition Financing**
- Conclusion

PaperlinX

Acquisition Cost

- Acquiring 100% of business
- Total transaction cost is approximately C$85 million
- Funded from existing facilities
- Takes gearing to
  - Debt/equity 61% against target of 50-70%
  - Debt/debt and equity 38% against target of 40-50%
- 6.8 times adjusted EBITA average of the last 3 years (based on purchase price)
- 6.6 times adjusted EBITA for last year (based on purchase price)
- Total intangibles of C$3 million, including costs
  - All Goodwill

PaperlinX

Impact on Current Earnings

- Earnings per share positive in year 1, based on 2005 financial year earnings per share
  - Up approx 5% in year 1
  - Up approx 10% in year 3
- Increased earnings per share will help support dividend

PaperlinX

Assumptions for Earnings/EPS Growth

- No growth in underlying economy in first year
- Consolidation benefits in first year offset by implementation costs
- Consolidation benefits in third year estimated at <0.5% of sales
- Average tax rate on new business of 38%
- Earnings per share growth assumptions based off PaperlinX 2005 earnings
- Capital Expenditure = Depreciation

PaperlinX

Agenda

- PaperlinX Strategic Direction
- Transaction Overview
- Cascades Resources
- Acquisition Financing
- **Conclusion**

PaperlinX


North American Locations
Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Burnaby
Seattle
Portland
Denver
Phoenix
Hawaii
Quebec City
Montreal
Ottawa
Sudbury
PaperlinX

Conclusion

- Unique opportunity to build on solid Canadian market position
- Acquiring for a fair price, at a low point in the cycle
- Clear fit with successful fine paper merchanting growth strategy
- Targeted for solid earnings per share contribution from day one
- Expected to exceed targeted returns on investment
- Funded through existing debt facilities
- **Positive for PaperlinX shareholders**

PaperlinX



Questions and Answers

PaperlinX

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document. PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

This document is not an offer of shares for subscription or sale in any market, including the United States. Shares may not be offered or sold in the United States, or to or for the account of U.S. persons, unless the shares have been registered under the U.S. Securities Act of 1933 or an exemption from registration is available. The shares referred to in this document have not been and will not be registered under the Securities Act. This document may not be released in the United States.

PaperlinX Limited
307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia
ABN 70 005 146 350

PaperlinX



NEWS RELEASE

PRESS RELEASE

21 November, 2005

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PAPERLINX ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER

PaperlinX Limited today announced that Mr Darryl Abotomey will resign as a Director and Chief Financial Officer of the company on 1 January 2006.

Darryl Abotomey originally joined Amcor Limited in 1979 and held various senior executive positions in Australia and the United States of America. In 1999 he was part of the team that prepared and subsequently successfully demerged PaperlinX from Amcor. Darryl has held the position of CFO since the establishment of PaperlinX in 2000.

PaperlinX's Chairman, Mr David Meiklejohn, thanked Darryl for his twenty six years service and in particular his significant contribution to PaperlinX, including the substantial role he played in the strategic development and growth of PaperlinX.

Mr Tom Park, Chief Executive Officer of PaperlinX added, "I would also like to thank Darryl for all that he has done for PaperlinX and wish him well for the future."

In recognition of the extensive knowledge Mr Abotomey possesses regarding the affairs of the Company, he will be on paid leave until 30 June 2006 before ceasing employment with the company on 1 July 2006. At this time Mr Abotomey will be paid all statutory entitlements and 12 months payment in accordance with his employment contract. He will also receive his accrued superannuation benefits.

Mr Abotomey will be available to assist with the transition period.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.



PRESS RELEASE

21 November, 2005

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PAPERLINX APPOINTS NEW CHIEF FINANCIAL OFFICER

Mr Thomas Park, Managing Director and Chief Executive Officer of PaperlinX Limited, today announced that Mr David Lamont has been appointed Chief Financial Officer of the company effective in February 2006 to succeed Mr Darryl Abotomey.

David Lamont joins PaperlinX from BHP Billiton where he is Chief Financial Officer of the Carbon Steel Materials Group with sales of US$7.6 billion. Prior to joining BHP David was CFO of Incitec Limited. Following 4 years as a Chartered Accountant with Deloitte, Haskins and Sells, David joined Orica Limited (formerly ICI Australia Ltd) in 1989. After various senior finance roles, including as CFO of a number of businesses, he left Orica in 2001 to join BHP Billiton. He has a Bachelor of Commerce from Deakin University and is a Member of the Institute of Chartered Accountants.

"We are very pleased that David Lamont will be joining the PaperlinX team." Mr Park said. "David has extensive experience as a CFO within two of Australia's largest and best international companies." Mr Park said. "David's leadership and experience will be an excellent addition to our already very strong management and financial teams."

"The Board joins management in welcoming David to his new role," PaperlinX's Chairman, Mr David Meiklejohn said. "He has a sound financial background and has the expertise required to integrate immediately into the company's strong financial and governance systems."

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.